Exhibit 99.1

Americas Gold and Silver Continues to Add Silver Ounces at the Galena Complex; Surpasses Target Additions for the Year

TORONTO--(BUSINESS WIRE)--September 8, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, provides an update to its Mineral Reserve and Resource statement as at June 30, 2021.

On a consolidated and attributable basis, estimated contained metal in the proven and probable mineral reserve (“P&P”) categories totalled 32.5 million ounces of silver, 139.9 million pounds of zinc, 114.3 million pounds of lead and 30.2 million pounds of copper. Estimated contained metal in the measured and indicated mineral resource (“M&I”) categories totalled 72.2 million ounces of silver, 584 thousand ounces of gold, 804.5 million pounds of zinc, 725.4 million pounds of lead and 34.4 million pounds of copper. Please refer to the Company’s website for a breakdown of the Mineral Reserve and Mineral Resource statement by asset.

2021 Mineral Reserve and Mineral Resource Update Highlights – Galena Complex

  Since the June 2020 Mineral Reserve and Resource statement, exploration drilling was solely focused at the Galena Complex (60% USA/40% Eric Sprott).
  Drilling to date at the Galena Complex includes completion of the Phase 1 drill program based on the Galena Complex Recapitalization Plan (“Recapitalization Plan”) that started in November 2019 and was completed on June 30, 2021. Overall, the Phase 1 drilling program exceeded expectations by over 80% of target for silver and silver equivalent ounces. The Company has now begun the Phase 2 drill program with the goal of matching the success of the Phase 1 drilling as well as the conversion of mineral resources to mineral reserves, with several targets identified both at depth and close to infrastructure over the next 18 months.
  Year over year, P&P silver reserves at the Galena Complex on a 100% basis increased from 12.0 million silver ounces to 16.6 million silver ounces, a 38% increase from previous reported estimates.
  M&I silver resources at the Galena Complex on a 100% basis increased from 37.3 million silver ounces to 64.2 million silver ounces, a 72% increase year over year.
  Inferred silver resources at the Galena Complex on a 100% basis increased from 78.6 million silver ounces to 106.5 million silver ounces, a 36% increase year over year.

“The increase in silver resources at the Galena Complex surpassed the Company’s target of adding 50 million ounces year over year and for all of the Phase 1 drilling program by over 80%, continuing to demonstrate the significant potential of the operation,” stated Americas President and CEO Darren Blasutti. “The focus of these additions will be for the operation to double current silver equivalent production at the Galena Complex exiting 2022 coupled with the start of the Phase 2 drilling program which is expected to continue to add more silver ounces at depth and close to infrastructure while also converting silver resources to silver reserves.”

Mineral Reserve and Mineral Resource Statement – June 30, 20211

Proven and Probable Mineral Reserves – 100% basis for all assets except the Galena Complex at 60%

Silver Mineral Reserves
	Proven			Probable			Proven and Probable
Tonnes		Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
(kt)		(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Total Silver	1,015	196	6,390	4,472	182	26,141	5,487	184	32,531
Zinc, Lead and Copper Mineral Reserves
	Proven			Probable			Proven and Probable
	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Total Zinc	845	3.21	59.8	1,113	3.26	80.1	1,958	3.24	139.9
Total Lead	956	2.02	42.6	1,419	2.29	71.7	2,376	2.18	114.3
Total Copper	59	0.63	0.8	3,053	0.44	29.3	3,112	0.44	30.2

At the Galena Complex, the Company successfully replaced mined tonnes and added silver ounces to the mineral reserve through the addition of silver-copper veins into the mineral reserve. The Company added approximately 4.6 million ounces (100% basis) which represents a 38% increase year over year. In addition to adding to the silver mineral reserve, the Company added approximately 3.0 million pounds of copper (100% basis) from the successful drilling of high-grade silver-copper rich vein systems. As a result, the silver mineral reserve grade increased from 339 g/t to 475 g/t, a 40% increase year over year.

Due to the illegal blockade at the Cosalá Operations, the Company was not able to conduct any exploration activities on the property and the mineral reserve for the Cosalá Operations remained relatively unchanged year over year. The Company continues to anticipate the near-term restart of mining activities at the Cosalá Operations following the signing of an agreement to reopen the operations with Mexican ministers in July 2021 and will be updating investors in the near term. Once the operation restarts, the Company expects to generate meaningful cash flow from the operation given the prevailing strong silver, zinc and lead prices.

As a result of the temporary suspension of mining operations at Relief Canyon, the Company has reclassified all proven and probable mineral reserves into measured and indicated mineral resources as the Company continues its metallurgical testing at the property. Other than mining depletion, there were no changes in contained gold and silver ounces in the total mineral resource at Relief Canyon.

Measured & Indicated Mineral Resources – 100% basis for all assets except the Galena Complex at 60%

Silver and Gold Mineral Resources – Exclusive of Mineral Reserves
	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Total Silver	14,614	33	15,324	24,216	73	56,826	38,830	58	72,150
Total Gold	12,457	0.89	355	10,985	0.65	229	23,443	0.78	584
Zinc, Lead and Copper Mineral Resources – Exclusive of Mineral Reserves
	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Total Zinc	1,574	2.27	78.9	8,555	3.85	725.6	10,129	3.60	804.5
Total Lead	1,900	2.20	92.2	10,323	2.78	633.2	12,223	2.69	725.4
Total Copper	514	0.42	4.8	4,787	0.28	29.6	5,301	0.29	34.4

At the Galena Complex, the Company completed Phase 1 drilling as part of the Recapitalization Plan. The M&I silver resource (100% basis) increased from 37.3 million silver ounces to 64.2 million silver ounces, a 72% increase compared to last year. M&I lead resource (100% basis) increased by 127% year over year to 600 million pounds while M&I copper resource (100% basis) increased by 42% year over year to 18.5 million pounds. The exploration drilling successfully expanded known vein systems in addition to identifying new vein systems.

The Phase 2 drill program has commenced with several targets identified with the goal of continuing to grow the silver mineral resource of existing vein systems and to discover potential new orebodies both at depth and near surface. Drilling will continue to focus on the three south-east plunging veins including the 72 Vein, the Silver Vein and the down-dip extension of the 360 Complex. Drilling has started from a drill station further east on the 5500-Level to continue to test the extension of the Silver Vein following the success of the initial 21-hole drill program. The first drill hole from this station has commenced and is targeting the Silver Vein approximately 500 feet below the drill station. Subsequent drill stations are planned further east on the 5500-Level to continue to target the Silver Vein and 360 Complex. The initial drilling success of the 360 Complex during Phase 1 is believed to be the top of the system with the potential to extend at depth. Phase 2 drilling will include continued exploration in gap areas within this south-east plunging trend to determine continuity and potential sources of these high-grade mineralized vein systems.

The goal of Phase 2 drilling is to match the success of the Phase 1 drilling as well as add significant mine life through the conversion of mineral resources to mineral reserves.

Inferred Mineral Resources – 100% basis for all assets except the Galena Complex at 60%

Silver and Gold Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)
Total Silver	12,208	197	77,312
Total Gold	2,732	0.29	25
Zinc, Lead and Copper Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)
Total Zinc	4,457	2.53	248.2
Total Lead	7,830	4.21	726.3
Total Copper	3,654	0.36	28.9

The inferred silver resource benefitted from the continued drilling at the Galena Complex pursuant to the Recapitalization Plan. Inferred silver resource (100% basis) at the Galena Complex increased from 78.6 million silver ounces to 106.5 million silver ounces, representing a 36% increase from the previously reported estimate while the grade remained relatively unchanged. Inferred lead resource (100% basis) at the Galena Complex increased by 27% to 1,010 million pounds from the previously reported estimate. With the successful drilling of silver-copper ore at Galena, the Company was able to increase inferred copper resource (100% basis) by 47% to 24.2 million pounds from the previously reported estimate. With the remaining drilling considered under the Recapitalization Plan, the Company is confident that inferred mineral resources will continue to increase, offset by any upgrades in mineral resource classification in next year’s Mineral Resource estimate.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

All Mineral Resource estimates were prepared internally by, or under the supervision of, Niel de Bruin, P.Geo., the Company’s Director of Geology and a “qualified person” for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All Mineral Reserve estimates and all other technical or scientific information in this news release has been prepared internally by, or under the supervision of, Shawn Wilson, P.Eng., the Company’s VP Technical Services and a “qualified person” for the purpose of NI 43-101. These estimates reflect the Company's 60% interest in the Galena Complex. See “Notes for Mineral Reserve and Mineral Resource Estimates” below regarding matters relating to review and verification of sampling, analytical and test data underlying the information contained in the written disclosure.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the resumption of mining and processing operations at the Cosalá Operations following the resolution of the illegal blockade, including expected production levels; the expected capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations; the expectations regarding the level of support from the Mexican government with respect to the long‐term stability of Cosalá Operations, and its ability to maintain such support in the near‐and long‐term; the Company’s production, development plans and performance expectations at the Relief Canyon Mine and its ability to finance, develop and operate Relief Canyon, including the expected improvement of operations in connection therewith, the timing and conclusions of the data compilation and analysis occurring at Relief Canyon, the length of time of the temporary pause in mining operations at Relief Canyon and expected timing for the re‐start of the Relief Canyon operations after such pause . Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

1 Notes for Mineral Reserve and Mineral Resource Estimates:

CIM (2014) Definition and Standards were followed for Mineral Reserve and Mineral Resource Estimates. Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of US$50/tonne at San Rafael, US$45/tonne at El Cajón, US$45/tonne at Zone 120 and US$198/tonne at Galena. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs. Mineral Reserves are estimated using metal prices of US$18.00 (US$17.00 in 2020) per ounce of silver, US$2.75 (US$2.50 in 2020) per pound of copper, US$0.90 (US$0.90 in 2020) per pound of lead and US$1.10 (US$0.90 in 2020) per pound of zinc. Numbers may not add or multiply accurately due to rounding.

Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$45/tonne at El Cajón, US$45/tonne at Zone 120 and US$198/tonne at Galena. Mineral Resources are estimated at a 90g/tonne silver equivalent cut-off grade at Nuestra Señora. Mineral Resources are estimated at a 2.3% zinc equivalent cut-off grade at San Felipe. Mineral Resources are estimated at a 0.17g/tonne gold cut-off grade at Relief Canyon and are constrained by a $1,500 gold pseudoflow pit shell. Inferred Mineral Resources at Relief Canyon include existing low-grade stockpiles. Mineral Resources are estimated using metal prices of US$1,500 (US$1,500 in 2020) per ounce of gold, US$22.00 (US$20.00 in 2020) per ounce of silver, $3.50 (US$3.00 in 2020) per pound of copper, US$1.05 (US$1.05 in 2020) per pound of lead and US$1.25 (US$1.05 in 2020) per pound of zinc. Mineral Resources are reported exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is therefore no certainty that the conclusions of the initial exploration drilling results will be realized. Additionally, where the Company discusses exploration/expansion potential, any potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Varying cut‐off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral Resource metal grades and material densities have been estimated using industry‐standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43‐101 and/or independent Qualified Persons. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve and Mineral Resource Estimates. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43‐101 Technical Reports which are available at www.sedar.com and the Company’s website at www.americas-gold.com. Additional notes regarding the current Mineral Reserve and Mineral Resource Statement are available on the Company’s website at https://americas-gold.com/operations/reserves-and-resources/.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416-848-9503